EXHIBIT 12

JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

For the Year Ended September 30, 1999
Net income	$419.6
Provision for income taxes	311.7
Undistributed earnings of partially-owned affiliates	(11.6)
Minority interests in net earnings of subsidiaries	38.6
Amortization of previously capitalized interest	2.9

761.2

Fixed charges:
Interest incurred and amortization of debt expense	166.6
Estimated portion of rent expense	47.0

Fixed charges	213.6
Less: Interest capitalized during the period	(7.2)

206.4

Earnings	$967.6

Ratio of earnings to fixed charges (1)	4.5

For the purpose of computing this ratio, "earnings" consist of (a) income from continuing operations before income taxes (adjusted for undistributed earnings or recognized losses of partially-owned affiliates, minority interest in earnings or losses of consolidated subsidiaries, and amortization of previously capitalized interest), plus (b) fixed charges, minus (c) interest capitalized during the period. "Fixed charges" consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.

(1)

Included in earnings is a $54.6 million pre-tax net gain on sale of businesses, as disclosed in Note 2 to the Company's consolidated financial statements. Excluding this gain, the ratio of earnings to fixed charges would be 4.3.